POMM INC.

985 Citadel Drive Northeast, Suite A

Atlanta, GA 30324

April 15, 2016

Via E-mail

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery.

Caleb French.

Department of Corporate Finance

Re:	POMM Inc.

Offering Statement on Form 1-A

Filed January 27, 2016

File No. 024-10520

Dear Ms. Ravitz and Mr. French:

We are submitting this letter on behalf of POMM Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated March 29, 2016, relating to the Company`s Form 1-A filed with the Commission on January 27, 2016, and amended on March 15, 2016 (as amended, the “Form 1-A”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

Comment 1: Part I, Item 2. Issuer Eligibility:

We note your revised disclosure in Item 1 of Part 1 and throughout your offering statement that your principal executive offices are located in Atlanta, Georgia. We also note that your activities and employees are “directed or supervised” from this Atlanta office, as disclosed on pages 1, 21, 33 and 34. The use of the word “or” suggests that you may only provide supervision from your Atlanta office. Please revise or advise us as to how your revised disclosure demonstrates that your principal place of business is in the United States or Canada, as required by 251(b). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 183-03, available on our website.

Additionally, we note that the table on page 20 of your offering statement suggests that the first two priorities for the proceeds of your best efforts offering are “[m]anufacturing costs” and “[e]ngineering design and development,” which combine to account for 89% of the maximum net proceeds. We also note your disclosures on page 21 that your Israeli subsidiary is your “R & D division” and on page 9 that you intend to contract with manufacturers in China to produce your products. Please clarify whether you or your Israeli subsidiary will contract with manufacturers in China and conduct the “[e]ngineering design and development.” If the latter, please tell us why an offering in which 89% of the proceeds raised will be used to fund the operations of an affiliated company that is ineligible under Rule 251(b) is permissible under Regulation A.

POMM INC.

985 Citadel Drive Northeast, Suite A

Atlanta, GA 30324

Response 1:

We respectfully submit that the Company’s principal place of business is located in Atlanta, GA, from which its officers primarily direct, control and coordinate the Company’s activities. The disclosure in the Form 1-A, including on pages 1, 21, 33 and 34, was not intended to suggest that the Atlanta office would either direct or supervise the Company’s activities, but never both. However, in order to clarify the disclosure and in response to your comment, we have revised pages 1, 21, 33 and 34 of the Form 1-A.

Additionally, POMM Inc., and not its Israeli subsidiary, will, from its Atlanta, GA office, contract with manufacturers in China and will direct and supervise engineering design and development and the R & D division in Israel. Pages 9 and 21 of the Form 1-A have been revised accordingly.

Comment 2: Part III – Signatures:

Please revise your Signatures page to indicate who is signing your offering statement as the principal accounting officer. See Instruction 1 to Signatures for Form 1-A. Also, please reconcile your Chief Financial Officer’s name as indicated on this page with the name indicated on page 45.

Response 2:

The signature page of the Form 1-A has been revised to clarify that the Company’s Chief Financial Officer is its principal financial officer as well as its principal accounting officer. The signature page has also been revised to reconcile such person’s name as indicated on the signature page, with the name indicated on page 45 of the Form 1-A.

Financial Statements:

Please note that, in accordance with the Financial Statement Requirements for Tier 2 Offerings, of Part F/S of Form 1-A, we have updated the financial statements and notes relating thereto, and have amended the Form 1-A accordingly.

POMM INC.

985 Citadel Drive Northeast, Suite A

Atlanta, GA 30324

You may contact David Freidenberg at: (917) 300-0651 or Sunny Barkats, of JSBarkats PLLC at (646). 502-7001, if you have any questions regarding the responses contained herein.

Sincerely,

/s/ David Freidenberg
David Freidenberg
Chief Executive Officer
985 Citadel Drive Northeast, Suite A
Atlanta, GA 30324

cc:	Sunny J. Barkats

Gila Fish

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